Clickstream Corp.
Financial Statements
September 30, 2019 and 2018

Contents



WEINBERG & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Clickstream Corp.
Los Angeles, CA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Clickstream Corp. (the "Company") as of September 30, 2019 and 2018, and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred recurring operating losses and used cash in operations since inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, and audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Weinberg & Company, P.A.

Weinberg & Company, P.A.
Los Angeles, California
July 17, 2020

6100 Glades Road, Suite 205
Boca Raton, Florida 33434
Telephone: 561.487.5765
Facsimile: 561.487.5766

1925 Century Park East, Suite 1120
Los Angeles, California 90067
Telephone: 310.601.2200
Facsimile: 310.601.2201
www.weinbergla.com

Room 2109, 27/F, Shui On Centre
6-8 Harbour Rd, Wanchai, Hong Kong
Telephone: 852-2780-8717
Facsimile: 852-2780-8717

CLICKSTREAM CORP.
Consolidated Balance Sheets

	September 30, 2019	September 30, 2018
Assets:		
Total assets	$ -	$ -
Liabilities and Stockholders' Deficit:		
Current liabilities		
Accounts payable and accrued expenses	$ 208,000	$ 190,000
Accounts payable - related parties	1,109,000	1,100,000
Notes payable	48,000	48,000
Advances from stockholders	19,000	19,000
Loan payable - stockholder	65,000	65,000
Total current liabilities	1,449,000	1,422,000
Commitments and Contingencies		
Stockholders' Deficit:		
Preferred stock, par value $0.001, 5,000,000 shares authorized, none issued and outstanding as of September 30, 2019 and 2018, respectively	-	-
Common stock, par value $0.0001, 300,000,000 shares authorized and 83,438,231, shares issued and outstanding as of September 30, 2019 and 2018, respectively	8,000	8,000
Additional paid in capital	2,146,000	2,146,000
Accumulated deficit	(3,603,000)	(3,576,000)
Total stockholders' deficit	(1,449,000)	(1,422,000)
Total liabilities and stockholders' deficit	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSTREAM CORP.
Consolidated Statements of Operations

	For the Years Ended September 30,	
	2019	2018
Revenues	$ -	$ -
Operating Expenses:		
Consulting and professional fees - related parties	9,000	543,000
General and administrative	10,000	5,000
Loss from Operations	19,000	548,000
Other Expense		
Interest expense - related party	8,000	8,000
Amortization of debt discount	-	7,000
Financing cost - related party	-	52,000
Total Other Expense	8,000	67,000
Net Loss	$ (27,000)	$ (615,000)
Net loss per share:		
Basic and diluted	$ (0.00)	$ (0.01)
Weighted average common shares outstanding:		
Basic and diluted	83,438,231	81,609,464

The accompanying notes are an integral part of these consolidated financial statements.

Clickstream Corp.

Consolidated Statements of Stockholders' Deficit

As of and for the years ended September 30, 2019 and 2018

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares				
Balance, September 30, 2017	80,938,231	$ 8,000	$ 2,096,000	$ (2,961,000)	$ (857,000)
Fair value of common shares issued for note payable extension	2,500,000		50,000		50,000
Net loss				(615,000)	(615,000)
Balance, September 30,2018	83,438,231	8,000	2,146,000	(3,576,000)	(1,422,000)
Net Loss				(27,000)	(27,000)
Balance, September 30, 2019	83,438,231	$ 8,000	$ 2,146,000	$ (3,603,000)	$ (1,449,000)

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSTREAM CORP.
Consolidated Statements of Cash Flows

	For the Years Ended September 30,		
	2019		2018
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (27,000)	$	(615,000)
Adjustments to reconcile net loss to net cash			
used in operating activities:			
Amortization of debt discount	-		7,000
Common shares issued for note payable extension	-		50,000
Changes in operating liabilities			
Increase in accounts payable and accrued expenses	18,000		12,000
Increase in accounts payable - related parties	9,000		544,000
Increase in advances from stockholders			2,000
Net Cash Used in Operating Activities	$ -	$	-
Net (Decrease) Increase in Cash	-		-
Cash at Beginning of Period	-		-
Cash at End of Period	$ -	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ -	$	-
Income taxes paid	$ -	$	-

The accompanying notes are an integral part of these consolidated financial statements.

CLICKSTREAM CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended September 30, 2019 and 2018

Note 1 – Organization and Operations

History

ClickStream Corporation (Company, CLIS) was incorporated in the state of Nevada on September 30, 2005 and previously operated under the name Peak Resources Incorporated. In August 2008, we changed our name to "Mine Clearing Corporation" (MCCO). The Company had been operating as an exploration division in the mining sector until May 2014.

On May 2, 2014, the Company acquired all of the outstanding shares of ClickStream Corporation, a Delaware corporation ("CS Delaware"), pursuant to a merger into a wholly-owned subsidiary of the Company. Subsequent to the merger, we have been operating as a data analytics tool developer and have sought to further develop and exploit our data analytics technology and proprietary algorithms.

Business Operations

Currently the Company is developing a free to play ("WINQUIK") gaming app being built on an analytics platform that caters to the untapped market of casual users that will spend a few seconds to interact with a platform for free in order to win real money. Our primary target is not the sports betters or the fantasy players, who will join over time, but rather individuals who enjoy the low barrier to entry of entering a quick contest (short time investment) with the chance to win a prize (thrill of winning something for free). Our games will initially be quick to play quiz type games that allow the user to get involved in around 20 seconds, and then receive results from push notifications. Game types are set up dynamically. Because the format doesn't change, we can run games nightly for NBA to NHL, NFL to individual events such as the Oscars, other awards shows, and new sporting events such as Soccer and NASCAR. Games and events can be automated from the backend of the operating system and launched automatically. APIs are plugged in to track results in real time, and there is a manual option to allow customs events that can be run through the platform.

Note 2 – Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in its financial statements, the Company has not yet generated any revenues since its inception. In addition, during the year ended September 30, 2019, the Company had incurred a net loss of $27,000 and had a stockholders' deficit of $1,449,000 as of September 30, 2019. The Company has also been unable to service its debt as it becomes due. As of September 30, 2019, notes payable in the aggregate of $113,000 are past due. In addition, our independent auditors, in their report on our audited financial statements for the year ended September 30, 2019, expressed substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from an inability of the Company to continue as a going concern.

The Company has a limited operating history, which makes it difficult to evaluate our current business and future prospects. There have been no revenues generated from our business operations and we expect to incur further losses in the foreseeable future due to significant costs associated with our business development. There can be no assurance that our operations will ever generate sufficient revenues to fund our continuing operations, or that we will ever generate positive cash flow from our operations, or that we will attain or thereafter sustain profitability in any future period.

We will also attempt to raise additional debt and/or equity financing to fund operations and to provide additional working capital. There is no assurance that such financing will be available in the future or obtained in sufficient amounts necessary to meet the Company's needs, that the Company will be able to achieve profitable operations or that the Company will be able to meet its future contractual obligations. Should management fail to obtain such financing, the Company may curtail its operations.

In March 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many in the sports industry to curtail drastically their operations or to temporarily suspend their operations entirely. Further, these measures have materially adversely affected, and may further adversely affect, consumer sentiment and discretionary spending patterns, economies and financial markets, and the Company's workforce, operations and customers.

The COVID-19 pandemic and the resulting economic conditions and government orders have resulted in a material decrease in consumer spending. The Company's financial results and prospects are dependent on the sale of these services. The Company's operations subsequent to September 30, 2019 maybe significantly and negatively impacted.

Due to the uncertain and rapidly evolving nature of current conditions around the world, the Company is unable to predict accurately the impact that the COVID-19 pandemic will have on its business going forward. With the spread of COVID-19 to other regions, such as Europe and the United States, the Company expects the COVID-19 pandemic and its effects to continue to have a significant adverse impact on its business for the duration of the pandemic and during the subsequent economic recovery, which could be an extended period of time.

Note 3 – Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions made in valuation of notes payable, valuation of share-based compensation and realization of deferred tax assets.

Stock-Based Compensation

The Company accounts for share-based awards to employees and nonemployees and consultants in accordance with the provisions of ASC 718, Compensation-Stock Compensation. Stock-based compensation cost is measured at fair value on the grant date and that fair value is recognized as expense over the requisite service, or vesting, period.

In periods through September 30, 2018, the Company accounted for share-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50, Equity - Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The final fair value of the share-based payment transaction is determined at the performance completion date. For interim periods, the fair value is estimated, and the percentage of completion is applied to that estimate to determine the cumulative expense recorded.

On September 1, 2018, the Company adopted ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based transactions by expanding the scope of Topic 718 from only being applicable to share-based payments to employees to also include share-based payment transactions for acquiring goods and services from nonemployees. As a result, nonemployee share-based transactions are measured by estimating the fair value of the equity instruments at the grant date, taking into consideration the probability of satisfying performance conditions. The adoption of ASU 2018-07 did not have a material impact on the Company's financial statements for the years ended September 30, 2019 and 2018.

The Company values its equity awards using the Black-Scholes option pricing model, and accounts for forfeitures when they occur. Use of the Black-Scholes option pricing model requires the input of subjective assumptions including expected volatility, expected term, and a risk-free interest rate. The Company estimates volatility using a blend of its own historical stock price volatility as well as that of market comparable entities since the Company's common stock has limited trading history and limited observable volatility of its own. The expected term of the options is estimated by using the simplified method to estimate expected term. The risk-free interest rate is estimated using comparable published federal funds rates.

There was no stock based compensation expense recorded during the years ended December 31, 2019 and 2018.

Fair Value of Financial Instruments

FASB Accounting Standards Codification ("ASC") 820-10 requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet for which it is practicable to estimate fair value. ASC 820-10 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The three (3) levels of fair value hierarchy are as follows:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3   Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of the Company's financial assets and liabilities, such as accounts payable and accrued payables and notes and loan payable, approximate their fair values because of the short maturity of these instruments.

Net Loss Per Share

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted-average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes, stock issuable to the exercise of stock options and warrants are excluded from the diluted loss per share calculation if they are determined to be anti-dilutive.

There were no convertible notes payable, stock options and stock warrants issued and outstanding as of September 30, 2019 and 2018.

Segments

The Company determined its reporting units in accordance with ASC 280, "Segment Reporting" ("ASC 280"). Management evaluates a reporting unit by first identifying its' operating segments under ASC 280. The Company then evaluates each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units.

If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Management has determined that the Company has one consolidated operating segment. The Company's reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company's reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

Recently Adopted Accounting Pronouncements

Effective October 1, 2018, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. The adoption of ASC 840 did not have any impact to the Company's financial statements as the Company's has no lease obligations as of and during the years ended September 30, 2019 and 2018.

In June 2016, the FASB issued ASU No. 2016-13, *Credit Losses - Measurement of Credit Losses on Financial Instruments ("ASC 326")*. ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses ("CECL") to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning July 1, 2023, and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission are not believed by management to have a material impact on the Company's present or future financial statements.

Note 4 – Notes Payable

From June 2016 through June 2017, the Company issued notes payable in the aggregate of $48,000 in exchange for cash. The notes payable are unsecured, bear interest starting at 8% up to 20% per annum, and matured starting in September 2016 through January 2018. As part of the issuance, the Company also granted a noteholder 1 million shares of common stock with a fair value of $8,000. The Company accounted the fair value of these common stock of $8,000 as a debt discount and was being amortized to interest expense over the term of the note payable. As of September 30, 2017, outstanding balance of the notes payable amounted to $48,000 and unamortized debt discount of $7,000.

In April 2018, the Company issued 1,250,000 shares of common stock with a fair value of $25,000 as an inducement to certain noteholders to extend the maturity date of their note payable from January 2018 to July 2018. In addition, in July 2018, the Company issued an additional 1,250,000 shares of common stock with a fair value of $25,000, as amended, to the same noteholders as the Company was not able to pay the note payable. Furthermore, as additional inducement, the Company agreed to pay the note holder $2,000 in cash. As a result of this agreement, the Company recorded financing costs of $52,000 to account the fair value of these common stock issued and the additional cash settlement to be paid. The common shares issued were valued at the trading price at the respective date of issuance.

During the year ended September 30, 2018, the Company accrued interest of $8,000 and amortized the remaining debt discount of $7,000. As of September 30, 2018, outstanding balance of the notes payable amounted to $48,000.

During the year ended September 30, 2019, the Company accrued interest of $8,000. As of September 30, 2019, outstanding balance of the notes payable amounted to $48,000. As of September 30, 2019 and the date of this report, all notes payable are past due.

The holder of two promissory notes of the Company in the aggregate principal amount of $18,000 that was issued in June 2016 and December 2016 has demanded payment, together with the corresponding accrued interest.

The holders have not commenced or threatened any litigation. The Company intends to pay these notes upon completion of a financing activity.

Note 5 – Loan Payable - Stockholder

In fiscals 2017 and 2016, the Company issued promissory notes to a stockholder, in the aggregate of $65,000 in exchange for cash. The notes are unsecured and are due within ten days upon on the completion of an initial financing by the Company which is expected to be completed by the end of fiscal 2020.

As of September 30, 2019 and 2018, outstanding balance of the promissory notes amounted to $65,000, respectively. As of the date of this report, the Company has not yet completed any financing. For financial reporting purposes, these notes are reported as a current liability.

Note 6 – Related Party Transactions

Accounts Payable – Related Parties:

Accounts Payable – Related Parties represents unpaid fees to officers and stockholders for consulting and corporate services rendered to the Company. As of September 30, 2017, outstanding fees due to these officers and stockholders amounted to $556,000.

During the year ended September 30, 2018, the Company accrued $544,000 due to these officers and stockholders for services rendered. As of September 30, 2018, outstanding fees due to these officers and stockholders amounted to $1,100,000.

During the year ended September 30, 2019, the Company accrued $9,000 due to these officers and stockholders for services rendered. As of September 30, 2019, outstanding fees due to these officers and stockholders amounted to $1,109,000.

Advances from Stockholders:

Advances from stockholders represents cash advances received from stockholders or expenses paid the stockholders in behalf of the Company. As of September 30, 2017, outstanding advances from stockholders amounted to $18,000.

During the year ended September 30, 2018, the Company recorded $1,000 in advances received from a stockholder.

As of September 30, 2019 and 2018, outstanding advances from stockholders amounted to $19,000, respectively.

Note 7 - Stockholders' Deficit

During the year ended September 30, 2018 the Company issued an aggregate of 2,500,000 shares of common stock with fair value of $50,000 as an inducement to a noteholder to extend the maturity date of a note payable. The common shares issued were valued at the trading price at the respective date of issuance (see Note 4).

Note 8– Commitments and Contingencies

We are involved in certain legal proceedings that arise from time to time in the ordinary course of our business. Except for income tax contingencies, we record accruals for contingencies to the extent that our management concludes that the occurrence is probable and that the related amounts of loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred (see Note 4).

Legal proceeding that is currently pending is as follows:

a. The holder of two promissory notes of the Company in the principal amounts of $10,000 issued in June 2016 (see Note 4) and $7,500 issued in December 2016, respectively, has demanded payment, together with interest at the rate of 8% per annum from June 20, 2016 and 10% per annum from December 16, 2016, respectively, in each case together with costs of collection. The holder has not commenced or threatened litigation. The Company intends to pay these notes upon completion of a pending financing.

b. On June 9, 2020 the Company received a demand letter from an attorney representing Asia Pacific Partners, Inc. requesting the issuance and delivery of 3,000,000 shares of Common Stock of the Company purportedly on the basis of a Consulting Agreement with the Company dated August 17, 2017. The Company advises that it will vigorously defend against this demand based upon failure of consideration, among other grounds.

Note 9 – Income Tax

The Company did not record any income tax provision for the years ended September 30, 2019 and 2018 due to the Company's net losses. The Company files income tax returns in the United States ("Federal") and California ("State") jurisdictions. The Company is subject to Federal and State income tax examinations by tax authorities for all years since September 30, 2015. At September 30, 2019, the Company had Federal and State net operating loss carry forwards available to offset future taxable income of approximately $ 0.6 million. These carry forwards will begin to expire in the year ending September 30, 2035, subject to IRS limitations, including change in ownership. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by a valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not. The Company considers many factors when assessing the likelihood of future realization of our deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJ Act") was enacted into law. The TCJ Act provides for significant changes to the U.S. Internal Revenue Code of 1986, as amended (the "Code"), that impact corporate taxation requirements, such as the reduction of the federal tax rate for corporations from 35% to 21% and changes or limitations to certain tax deductions. The Company is currently assessing the extensive changes under the TCJ Act and its overall impact on the Company; however, based on its preliminary assessment of the reduction in the federal corporate tax rate from 35% to 21% effective on January 1, 2018, the Company currently expects that its effective tax rate for 2018 will be between 19% and 21%. Such estimated range is based on management's current assumptions with respect to, among other things, Alternative Minimum Tax Credit carry forwards, which may still be used to offset the Company's regular tax liability, beginning in 2018 and any excess amounts can be refunded by 2022. Additionally, the Company's also considers its assumptions regarding state income tax levels and tax deductions. The Company's actual effective tax rate may differ from management's estimate. The reduced applicable tax rate is expected to result in overall lower tax expense beginning in 2018. At September 30, 2019 and 2018, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, the Company determined that it was more likely than not that its deferred tax assets of approximately $0.5 million and $0.5 million would not be realized. Accordingly, the Company has recorded a valuation allowance for 100% of its cumulative deferred tax assets. The components of our deferred tax assets are as follows.

	9/30/2019	9/30/2018
Net Operating loss carryforwards	147,000	145,000
Less: non cash items and other temporary differences	384,000	380,000
Total net deferred tax assets	531,000	525,000
Less valuation discount	(531,000)	(525,000)
Net deferred tax assets	-	-

A reconciliation of income taxes with the amounts computed at the statutory federal rate are as follows:

	9/30/219	9/30/2018
Computed tax provision (benefit) at federal statutory rate	21%	21%
State income taxes, net of federal benefit	3%	3%
Permanent differences	1%	1%
Net Operating loss	-25%	-25%
	0%	0%

As a result of the implementation of certain provisions of ASC 740-10, the Company performed an analysis of its previous tax filings and determined that there were no positions taken that it considered uncertain. Therefore, there were no unrecognized tax benefits as of September 30, 2019. Future changes in the unrecognized tax benefit are not expected to have an impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change within the next twelve months. The Company will continue to classify income tax penalties and interest, if any, as part of interest and other expenses in its statements of operations. There are no interest or penalties accrued as of September 30, 2019.

Note 10 – Subsequent Events

Increase of Authorized Common Stock and Designation of Preferred Stock

In December 2019, the Company's board of directors and stockholders amended its Articles of Incorporation and increased the authorized capital to 2,010,000,000 shares with 10,000,000 shares designated as preferred stock, par value $0.001 per share, and 2,000,000,000 shares designated as common stock, par value $0.0001 per share.

The Company then designated Four Million (4,000,000) shares of the authorized and unissued Preferred Stock of the Corporation as "Series A Convertible Preferred Stock".

Issuance of Series A Convertible Preferred Stock:

Subsequent to September 30, 2019, the Company issued 2,000,000 shares of its Series A Convertible Preferred Stock, par value $0.001 to two non-related consultants for services rendered. In addition, the Company also issued 1,000,000 shares of its Series A Convertible Preferred Stock to a related party pursuant to a consulting agreement. The Company is currently in the process of determining the appropriate accounting for these Series A Convertible Preferred stock.

Subsequent to September 30, 2019, the Company issued 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 in exchange for cash of $12,500. The Company is currently in the process of determining the appropriate accounting for these Series A Convertible Preferred stock.

Issuance of Common Shares:

Subsequent to September 30, 2019, the Company issued 15,272,394 shares of common stock, with a fair value of $272,000 for services rendered. The common shares issued were valued at the trading price at the respective date of issuances.

Subsequent to September 30, 2019, the Company issued 7,750,000 shares of common stock, with a fair value of $20,000 as settlement of accounts payable to related parties amounting to $379,000. The common shares issued were valued at the trading price at the date of settlement. As the liabilities settled are from related parties, the Company will account the gain from the settlement of $359,000 as contributed capital.

In June and July 2020, the Company conducted a private placement offering. As a result of this offering, the Company issued 26,500,000 shares of common stock which resulted in gross cash proceeds of $1,325,000.

Settlement of Accounts Payable – Related Parties

Subsequent to September 30, 2019, outstanding accounts payable to related parties in the aggregate of $651,000 were forgiven by certain officers and stockholders. As the liabilities settled are from related parties, the Company will account the settled liabilities as contributed capital, net of fees incurred.

Issuance of Promissory Notes

Subsequent to September 30, 2019, the Company issued four promissory notes in the aggregate in aggregate of $330,000 in exchange for cash of $165,000, or an original issue discount of $165,000. The notes does not bear interest and will mature in September 2020 or upon completion of financing activity pursuant to a Regulation A Offering Statement Under the Securities Act of 1933, whichever comes first. The Company is currently in the process of determining the appropriate accounting for these promissory notes.